UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No.       )*

Palmer Square Capital BDC Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Kevin Bergman
6000 France Ave. S., Suite 550
Minneapolis, Minnesota 55435
(952) 324 - 8900

March 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	Schedule 13D	Page 2

1.	Name of reporting person Excelsior Holdings D2 LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,613,051.4906
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,613,051.4906

11.	Aggregate amount beneficially owned by each reporting person 2,613,051.4906
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.96%
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. None	Schedule 13D	Page 3

1.	Name of reporting person Excelsior Holdings D LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,613,051.4906
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,613,051.4906

11.	Aggregate amount beneficially owned by each reporting person 2,613,051.4906
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 22.96%
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. None	Schedule 13D	Page 4

Explanatory Note

Item 1.	Security and Issuer

The securities to which this statement on Schedule 13D (the “Schedule 13D”) relates are the shares of common stock, par value $0.001 per share (the “Common Stock”) of Palmer Square Capital BDC Inc., a Maryland corporation (the “Issuer”), with principal executive offices at 1900 Shawnee Mission Parkway, Suite 315, Mission Woods, Kansas 66205.

Item 2.	Identity and Background

This statement is being filed by (i) Excelsior Holdings D2 LLC, a Delaware limited liability company (“Excelsior”), and (ii) Excelsior Holdings D LLC, a Delaware limited liability company (“Holdings LLC” and together with Excelsior, the “Reporting Persons”). Holdings LLC is the managing member of Excelsior. As managing member of Excelsior, Holdings LLC exercises dispositive and voting power over the shares beneficially owned by Excelsior.

The principal business address of each of the Reporting Persons is 6000 France Ave. S., Suite 550, Minneapolis, Minnesota, 55435. The principal business of Excelsior is investing in securities. The principal business of Holdings LLC is investing in securities and serving as managing member of Excelsior.

During the last five years, neither of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of its executive officers or managers, members, or any other persons controlling them has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock herein reported as being beneficially owned by the Reporting Persons was acquired at an aggregate purchase price of $50,000,000, through private placement transactions (the “Private Placement”) pursuant to a subscription agreement (the “Subscription Agreement”) between the Issuer and Excelsior. The funds used in such a purchase were from available capital.

Item 4.	Purpose of Transaction

Excelsior entered into the Subscription Agreement solely for investment purposes and to provide working capital to the Issuer. Pursuant to the Subscription Agreement, Excelsior is committed to acquire additional shares of Common Stock as capital is drawn by the Issuer in accordance with the terms and conditions set forth in the Subscription Agreement.

Excelsior may make additional purchases of the Issuer’s securities in private transactions or otherwise depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments. Excelsior reserves the right to dispose of some or all of its shares of Common Stock in private transactions or otherwise.

Item 5.	Interest in Securities of the Issuer.

Based on the most recent information available to the Reporting Persons, there were 11,383,064.4287 shares of Common Stock outstanding as of March 17, 2020. As of such date, each of the Reporting Persons may be deemed to beneficially own 2,613,051.4906 shares of Common Stock, which represents approximately 22.96% of the outstanding shares of Common Stock.  Because Holdings LLC is the managing member of Excelsior and, as such, has the authority to exercise voting or dispositive power with respect to the shares of Common Stock owned by Excelsior, each Reporting Person could be deemed to share the power to vote and dispose or direct the disposition of such shares of Common Stock.

All of the shares of Common Stock reported herein were acquired in the Private Placement. In connection with the Private Placement, on January 23, 2020, Excelsior purchased 1,250,000 shares of Common Stock at a price of $20.00 per share, and on March 17, 2020 Excelsior purchased 1,363,051.4906 shares of Common Stock at a price of $18.3412 per share.

CUSIP No. None	Schedule 13D	Page 5

Item 6.	Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

As discussed in Item 3, Item 4 and Item 5 herein, Excelsior has entered into the Subscription Agreement related to the Common Stock, a form of which is attached herein as Exhibit A and the terms of which are hereby incorporated by reference.

Item 7.	Materials Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1 – Form of Subscription Agreement, by and between Palmer Square Capital BDC Inc. and Excelsior Holdings D2 LLC (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Registration Statement on Form 10 (File No. 000-56126) filed with the SEC by Palmer Square Capital BDC Inc. on January 16, 2020)

Exhibit 2 – Joint Filing Agreement dated March 17, 2020 among the Reporting Persons.

CUSIP No. None	Schedule 13D	Page 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Excelsior Holdings D2 LLC

By:	/s/ Kevin Bergman
Name:	Kevin Bergman
Title:	Vice President and Secretary

Excelsior Holdings D LLC

By:	/s/ Kevin Bergman
Name:	Kevin Bergman
Title:	Vice President and Secretary

Dated: March 17, 2020

Exhibit 2

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Excelsior Holdings D2 LLC
Date: March 17, 2020	/s/ Kevin Bergman
Signature

Kevin Bergman
Vice President and Secretary
Name/Title

Excelsior Holdings D LLC
Date: March 17, 2020	/s/ Kevin Bergman
Signature

Kevin Bergman
Vice President and Secretary
Name/Title